# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nabors Industries Ltd., CIK 0001163739
CUSIP: G6359F137
Title of class of securities: Common shares, $.05 par value per share
Address of issuer's principal executive offices: Crown House, 4 Par-La-Ville Road, Second Floor, Hamilton, HM08, Bermuda (D0), 00000
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001705023

## Reporting persons
- Varde Investment Partners (Offshore) Master, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Varde Credit Partners Master, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Varde Investment Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- The Varde Skyway Master Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Varde Partners, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Nabors Industries Ltd.
Address of issuer's principal executive offices: Crown House, 4 Par-La-Ville Road, Second Floor, Hamilton, HM08, Bermuda, 0000

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":
(i) Varde Investment Partners (Offshore) Master, L.P.;
(ii) Varde Credit Partners Master, L.P.;
(iii) Varde Investment Partners, L.P.;
(iv) The Varde Skyway Master Fund, L.P.; and
(v) Varde Partners, Inc.
Address of principal business office or, if none, residence: The principal business address of each Reporting Person is 350 N Fifth Street, Suite 800, Minneapolis, MN 55401.
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to Item 9 on each cover page.

The reported amounts give effect to dispositions in January 2026, after which the Reporting Persons ceased to beneficially own any Common Stock.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Varde Investment Partners (Offshore) Master, L.P.: /s/ Andrew Malone, By: Varde Investment Partners G.P., L.P., its General Partner (01/21/2026)
- Varde Investment Partners (Offshore) Master, L.P.: /s/ Andrew Malone, By: Varde Investment Partners UGP, LLC, its General Partner (01/21/2026)
- Varde Investment Partners (Offshore) Master, L.P.: /s/ Andrew Malone, By: Varde Partners, L.P., its Managing Member (01/21/2026)
- Varde Investment Partners (Offshore) Master, L.P.: /s/ Andrew Malone, By: Varde Partners, Inc., its General Partner (01/21/2026)
- Varde Investment Partners (Offshore) Master, L.P.: /s/ Andrew Malone, Andrew Malone/General Counsel (01/21/2026)
- Varde Credit Partners Master, L.P.: /s/ Andrew Malone, By: Varde Credit Partners G.P., L.P., its General Partner (01/21/2026)
- Varde Credit Partners Master, L.P.: /s/ Andrew Malone, By: Varde Credit Partners UGP, LLC, its General Partner (01/21/2026)
- Varde Credit Partners Master, L.P.: /s/ Andrew Malone, By: Varde Partners, L.P., its Managing Member (01/21/2026)
- Varde Credit Partners Master, L.P.: /s/ Andrew Malone, By: Varde Partners, Inc., its General Partner (01/21/2026)
- Varde Credit Partners Master, L.P.: /s/ Andrew Malone, Andrew Malone/General Counsel (01/21/2026)
- Varde Investment Partners, L.P.: /s/ Andrew Malone, By: Varde Investment Partners G.P., L.P., its General Partner (01/21/2026)
- Varde Investment Partners, L.P.: /s/ Andrew Malone, By: Varde Investment Partners UGP, LLC, its General Partner (01/21/2026)
- Varde Investment Partners, L.P.: /s/ Andrew Malone, By: Varde Partners, L.P., its Managing Member (01/21/2026)
- Varde Investment Partners, L.P.: /s/ Andrew Malone, By: Varde Partners, Inc., its General Partner (01/21/2026)
- Varde Investment Partners, L.P.: /s/ Andrew Malone, Andrew Malone/General Counsel (01/21/2026)
- The Varde Skyway Master Fund, L.P.: /s/ Andrew Malone, By: The Varde Skyway Fund G.P., L.P., its General Partner (01/21/2026)
- The Varde Skyway Master Fund, L.P.: /s/ Andrew Malone, By: The Varde Skyway Fund UGP, LLC, its General Partner (01/21/2026)
- The Varde Skyway Master Fund, L.P.: /s/ Andrew Malone, By: Varde Partners, L.P., its Managing Member (01/21/2026)
- The Varde Skyway Master Fund, L.P.: /s/ Andrew Malone, By: Varde Partners, Inc., its General Partner (01/21/2026)
- The Varde Skyway Master Fund, L.P.: /s/ Andrew Malone, Andrew Malone/General Counsel (01/21/2026)
- Varde Partners, Inc.: /s/ Andrew Malone, Andrew Malone/General Counsel (01/21/2026)
Comment: Exhibit A Joint Filing Agreement, dated as of March 18, 2025 incorportated herein by reference.